UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FIDELITY NATIONAL FINANCIAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

FNFV Group Common Stock, $0.0001 par value

(Title of Class of Securities)

31620R402

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$185,000,000.00	$21,497.00

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $185,000,000.00 in the aggregate of up to 12,012,987 shares of FNFV Group common stock, par value $0.0001 per share, at the maximum tender offer price of $15.40 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,497.00	Filing Party: Fidelity National Financial, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 23, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and restates the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2015 and amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 2, 2015 and by Amendment No. 2 to the Schedule TO filed with the SEC on March 23, 2015 (the “Schedule TO”) by Fidelity National Financial, Inc. (“FNF” or the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash, using cash attributed to its FNFV Group, up to $185,000,000.00 in value of shares of its FNFV Group common stock, par value $0.0001 per share (the “Shares”), at a price of not less than $14.30 nor greater than $15.40 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 23, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph to the end thereof.

The Offer expired at 12:00 midnight, New York City Time, at the end of the day on March 20, 2015. FNF accepted for purchase an aggregate of 12,333,333 Shares at a purchase price of $15.00 per Share for an aggregate cost of approximately $185 million, excluding fees and expenses relating to the offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On March 26, 2015, FNF issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on Friday, March 20, 2015. A copy of such press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibit to the exhibit index:

Exhibit Number	Description

Exhibit (a)(5)(E)	Press Release issued by Fidelity National Financial, Inc., dated March 26, 2015.

A restatement of the exhibit index, giving effect to the above addition, is included in this Amendment No. 3 following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2015	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 23, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 23, 2015.*

(a)(1)(F)	Letter to Fidelity National Financial, Inc. 401(k) Profit Sharing Plan Participants, dated February 23, 2015.*

(a)(1)(G)	Direction Form for Participants in the Fidelity National Financial, Inc. 401(K) Profit Sharing Plan, dated February 23, 2015.*

(a)(1)(H)	Letter to Holders of Certificates for FNF Class A Common Stock or Fidelity National Title Group, Inc. Common Stock, dated February 23, 2015.*

(a)(1)(I)	Summary Advertisement, dated February 23, 2015.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Fidelity National Financial, Inc. on February 23, 2015.*

(a)(5)(B)	Press release issued by Fidelity National Financial, Inc. dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(a)(5)(C)	FNFV Investor Presentation Winter 2015, dated February 18, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant’s SC TO-C filed on February 18, 2015).

(a)(5)(D)	Press Release issued by Fidelity National Financial, Inc., dated March 23, 2015.**

(a)(5)(E)	Press Release issued by Fidelity National Financial, Inc., dated March 26, 2015.

(b)	None.

(d)(1)	Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan, as amended and restated, effective as of August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 filed on August 15, 2014).

(d)(2)	Fidelity National Title Group, Inc. Employee Stock Purchase Plan, effective as of September 26, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

(d)(3)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(4)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(5)	Form of Notice of Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2013 Awards (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(6)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2012 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(7)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2011 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(8)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2010 awards (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010).

(d)(9)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2009 awards (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(10)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(11)	Form of Notice of Stock Option Grant and Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(12)	Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.11 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(13)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(14)	Amendment effective July 1, 2012 to Amended and Restated Employment Agreement between the Registrant and Brent B. Bickett, effective as of July 2, 2008. (incorporated by reference to Exhibit 10.7 to Registrant’s Current Report on Form 8-K filed on July 3, 2012).

(d)(15)	Amendment effective August 27, 2013 to Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Registrant’s Current Report on Form 8-K filed on January 15, 2014).

(d)(16)	Amended and Restated Employment Agreement between the Registrant and William P. Foley, II, effective as of July 2, 2008 (incorporated by reference to Exhibit 10.14 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(17)	Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.16 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(18)	Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(19)	Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle, effective as of January 30, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(20)	Fidelity National Title Group, Inc. Annual Incentive Plan (incorporated by reference to Annex B to the Registrant’s Schedule 14A filed on April 11, 2011).

(d)(21)	Fidelity National Financial, Inc. Deferred Compensation Plan, as amended and restated, effective January 1, 2009, amended as of February 1, 2012 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(22)	Amended and Restated Employment Agreement between the Registrant and Peter T. Sadowski, effective as of February 4, 2010 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012).

(d)(23)	Form of Notice of Long-Term Investment Success Performance Award Agreement - Tier 1 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(24)	Form of Notice of Long-Term Investment Success Performance Award Agreement - Tier 2 under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(25)	The Fidelity National Financial, Inc. 2013 Employee Stock Purchase Plan, as amended and restated, as of June 18, 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form S-8 filed on July 3, 2014).

(d)(26)	Form of Notice of Long-Term Investment Success Performance Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(27)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement Under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for September 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

(d)(28)	Amended and Restated Employment Agreement between Fidelity National Financial, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K for January 9, 2015).

(g)	None.

(h)	None.

*	Previously filed as exhibits to the initial Schedule TO filed on February 23, 2015.
**	Previously filed as an exhibit to Amendment No. 2 to Schedule TO filed on March 23, 2015.